Filed Pursuant to Rule 424(b)(3)
File Number 333-129191

PROSPECTUS SUPPLEMENT NO. 7

Prospectus Supplement No. 7 dated June 30, 2006
to Prospectus declared effective on December 28, 2005, as supplemented by
Prospectus Supplement No. 1 dated April 7, 2006,
Prospectus Supplement No. 2 dated April 19, 2006,
Prospectus Supplement No. 3 dated April 21, 2006,
Prospectus Supplement No. 4 dated April 27, 2006,
Prospectus Supplement No. 5 dated May 17, 2006 and
Prospectus Supplement No. 6 dated June 19, 2006

(Registration No. 333-129191)

XETHANOL CORPORATION

We are supplementing our Prospectus dated December 28, 2005, as supplemented by Prospectus Supplement No. 1 dated April 7, 2006, Prospectus Supplement No. 2 dated April 19, 2006, Prospectus Supplement No. 3 dated April 21, 2006, Prospectus Supplement No. 4 dated April 27, 2006, Prospectus No. 5 dated May 17, 2006 and Prospectus No. 6 dated June 19, 2006  to provide information contained in our current reports on Form 8-K, filed on June 29, 2006, a copy of which is attached hereto (without exhibits) and incorporated herein by reference. The shares that are the subject of the Prospectus have been registered to permit their sale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the Prospectus. You should read this Prospectus Supplement No. 7 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5 and Prospectus No. 6.

This Prospectus Supplement includes the following documents, as filed by us with the Securities and Exchange Commission:

•	The attached Current Report on Form 8-K of Xethanol Corporation dated June 23, 2006 filed with the Securities and Exchange Commission on June 29, 2006.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “XTHN.OB”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 30, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 23, 2006

Xethanol Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-50154	84-1169517
(Commission File Number)	(IRS Employer Identification No.)

1185 Avenue of the Americas New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 723-4000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 REGISTRANT’S BUSINESS AND OPERATIONS

ITEM 1.01. Entry into a Material Definitive Agreement.
On June 23, 2006, Xethanol Corporation (“Xethanol”) entered into an Organizational Agreement (the “Organizational Agreement”) with Global Energy and Management LLC, a Connecticut limited liability company (“Global”), pursuant to which they organized a Delaware limited liability company known as NewEnglandXethanol, LLC (“NewEnglandXethanol”). On the same date, Xethanol and Global entered into an Operating Agreement (the “Operating Agreement”) that relates to the operation and management of NewEnglandXethanol. Xethanol and Global organized NewEnglandXethanol to develop and operate facilities for the production of ethanol in the States of Connecticut, Massachusetts, Rhode Island, New Hampshire, Vermont and Maine. Xethanol has granted NewEnglandXethanol and each Special LLC (as defined below) the non-exclusive right to use all Xethanol technology that may be useful for the development and operation of such facilities in the geographic areas in which NewEnglandXethanol intends to construct its facilities. Xethanol and Global each own a 50% membership interest in NewEnglandXethanol. NewEnglandXethanol will be managed by a Board of Managers, which will initially consist of four members. Xethanol and Global will each have the right to designate two of the members of the board.

Significant provisions in the Organizational Agreement include:

Special Purpose Limited Liability Companies. Each of NewEnglandXethanol’s facilities will be constructed and operated by a special purpose limited liability company (a “Special LLC”). The manager of each Special LLC will be Lee A. Tyrol (a member of Global) or, if Mr. Tyrol is unable to serve, Global or its designee. Xethanol and Global will provide each Special LLC with certain services that are set forth in the Organizational Agreement in consideration of which each Special LLC will pay management fees to Xethanol and Global, also as set forth in the Organizational Agreement. Each Special LLC will also pay Xethanol a technology access fee as set forth in the Operating Agreement in consideration of Xethanol’s license of its technologies to the Special LLC.

Capitalization. Global has agreed to contribute an aggregate of $1,500,000 to the capital of NewEnglandXethanol in three installments. The initial installment of $250,000 was paid upon the execution of the Organizational and Operating Agreements; the second installment of $250,000 is payable within 90 days thereafter; and the final installment of $1,000,000 is payable upon approval by Xethanol and Global of the construction of the first facility to be developed by NewEnglandXethanol.

Warrants to Purchase Xethanol Common Stock. Xethanol has issued to Global a warrant to purchase 20,000 shares of Xethanol’s common stock, par value $.001 per share (“Common Stock”), at a purchase price of $6.85 per share that is first exercisable on June 23, 2007 (subject to a right of immediate exercise upon a Change of Control Event (as defined in the Organizational Agreement)) and is exercisable until June 23, 2010. Xethanol has granted Global certain registration rights with respect to the shares underlying the warrant.

Exchange of Global Interests. Upon a Change of Control Event, Global will have the right to exchange its interest in NewEnglandXethanol for shares of Common Stock, at an exchange rate to be agreed upon by Xethanol and Global or, if they cannot agree, at a rate based upon the appraised value of Global’s interest in NewEnglandXethanol and 95% of the market price of the Common Stock for the 15 days preceding the completion of the valuation of Global’s interest in NewEnglandXethanol. Xethanol has agreed to permit Global to require Xethanol to exchange Global’s interest in NewEnglandXethanol for shares of Common Stock at any time beginning June 23, 2007. The interests will be exchanged at a rate to be agreed upon by Xethanol and Global or, if they cannot agree, at a rate based upon the appraised value of Global’s interest in NewEnglandXethanol and 90% of the market price of the Common Stock for the 15 days preceding the completion of the valuation of Global’s interest in NewEnglandXethanol.

Reference is made to Exhibits 1.1 and 1.2 to this Current Report on Form 8-K for the complete terms of the Organizational Agreement and the Operating Agreement. A press release announcing the organization of NewEnglandXethanol was issued by Xethanol on June 27, 2006 and is attached hereto as Exhibit 99.1.

SECTION 3 - SECURITES AND TRADING MARKETS

ITEM 3.02. Unregistered Sales of Equity Securities

On June 23, 2006, Xethanol issued to Global a warrant (the “Warrant”) to purchase 20,000 shares of Common Stock at an exercise price of $6.85 per share. The Warrant is first exercisable on June 23, 2007 (subject to a right of immediate exercise upon a Change of Control Event) and is exercisable until June 23, 2010. The Warrant was issued in connection with and pursuant to the Organizational Agreement without consideration for the Warrant other than the obligations of Global under the Organizational Agreement. Xethanol did not receive any cash in connection with the issuance of the Warrant. No commissions were paid or payable with respect to the issuance of the Warrant.

Exemption from registration of the Warrant specified in the preceding subparagraph (a) is claimed under Section 4(2) of the Securities Act of 1933, as amended (the “Act”) because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Act.

The Warrant is attached to this Current Report on Form 8-K as Exhibit 3.1.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01. Exhibits

Following is the Index of Exhibits furnished in accordance with Item 601 of Regulation S-K, filed as part of this Current Report on Form 8-K or incorporated by reference herewith:

1.1	Organizational Agreement, dated as of June 23, 2006, by and between Xethanol Corporation and Global Energy and Management LLC.

1.2	Operating Agreement dated as of June 23, 2006, by and between Xethanol Corporation and Global Energy and Management LLC.

3.1	Warrant dated as of June 23, 2006, issued by Xethanol Corporation to Global Energy and Management LLC.

99.1	Press release issued by Xethanol Corporation on June 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Xethanol Corporation

Date: June 30, 2006	By:	/s/ Lawrence S. Bellone
Lawrence S. Bellone
Chief Financial Officer